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January 12, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Charles Schwab Family of Funds (the “Registrant”)

(File Nos. 33-31894 and 811-5954)

Post-Effective Amendment No. 95 to Registration Statement on Form N-1A

Ladies and Gentlemen:

Electronically transmitted for filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 95 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 96 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is being made solely for the purpose of filing new powers of attorney for the Registrant’s trustees and Chief Financial Officer as exhibits to the Registration Statement.

No fee is required in connection with this filing. Please direct any comments or questions on the attached to me at (202) 261-3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen